Oppenheimer Main Street Fund
NSAR Exhibit - Item 77M

During the fiscal semi-annual period, Oppenheimer Main Street Fund ("Main Street Fund"), a series of Oppenheimer Main Street Funds (the "Registrant"), became the survivor of a merger or consolidation with the following other registered investment company:

(a)	Oppenheimer Equity Fund (the "Equity Fund")

(b)	The circumstances and details of the merger or consolidation are as follows:

•
The Board of Directors of the Registrant and the Equity Fund approved the Reorganization (as such term is defined below) at meetings held on November 21, 2016.  The shareholders of the Equity Fund approved the Reorganization (as such term is defined below) at a meeting held on February 10, 2017.  The Reorganization (as such term is defined below) took place on March 17, 2017.

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An Agreement and Plan of Reorganization (the "Reorganization Agreement") was entered into between the Equity Fund and the Main Street Fund, whereby Main Street Fund acquired substantially all of the assets and assumed certain liabilities of the Equity Fund in exchange for newly-issued shares of Main Street Fund (the "Reorganization").  The Equity Fund shareholders received Class A, Class B, Class C, Class R and Class Y shares of Main Street Fund equal in value to the value of the net assets of the shares of the Equity Fund they held immediately prior to the Reorganization. The shares of Main Street Fund to be received by shareholders of the Equity Fund will be issued at net asset value without a sales charge. Following the Reorganization, the Equity Fund will liquidate and dissolve.